UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

636180101

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,288,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,288,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,288,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 701,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 701,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,311,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,311,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,311,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Texas), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,720,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,720,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,720,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,108,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,108,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,108,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,108,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,397,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,397,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,397,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 5000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 5000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON David M. DiDomenico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 13 of 25 Pages

1	NAME OF REPORTING PERSON Frederic V. Salerno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 14 of 25 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,677,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,677,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,677,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 15 of 25 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 288,691
	8	SHARED VOTING POWER 2,677,000
	9	SOLE DISPOSITIVE POWER 288,691
	10	SHARED DISPOSITIVE POWER 2,677,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,965,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON EP

This Amendment No. 9, filed by the Reporting Persons (as defined below), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).

ITEM 2.                      IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

(a) - (c) and (f). This Statement is filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVC II”), New Mountain Vantage (Texas), L.P., a Delaware limited partnership (“NMVT”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, Mr. David M. DiDomenico, Mr. Frederic V. Salerno (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”).  NMV, NMVC, NMVC II, NMVT, NMV Offshore HoldCo, Mr. Benton, Mr. DiDomenico, Mr. Salerno, NMVSH and CalPERS are referred to together as the “Purchasers.”1
______________

[1]
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Vantage GP is the general partner of NMV, NMVC, NMVC II and NMVT and the managing member of NMVSH, and is principally engaged in the business of serving as NMV's, NMVC's, NMVC II’s and NMVT's general partner and NMVSH's managing member.  NMV Offshore is the sole member of NMV Offshore HoldCo and NMV Offshore HoldCo was formed to hold securities on behalf of NMV Offshore.  NMV Advisers serves as the investment advisor and manager of each of NMV, NMVC, NMVC II, NMVT and NMV Offshore and is principally engaged in the business of managing NMV, NMVC, NMVC II, NMVT and NMV Offshore.

Each of NMV, NMVC, NMVC II, NMVT and NMV Offshore was formed to seek long-term capital appreciation primarily through investments in publicly traded equity securities of companies whose equity securities are listed primarily on a U.S. securities exchange.

Mr. Klinsky is the sole managing member of Vantage GP and the sole member of NMV Advisers.  Mr. Klinsky is engaged principally in the business of serving as the sole managing member of Vantage GP and the sole member of NMV Advisers and as the Chief Executive Officer and sole member of New Mountain Capital, L.L.C., a Delaware limited liability company ("New Mountain Capital") which is principally engaged in managing private equity funds.  Mr. Klinsky is a citizen of the United States of America.

NMVSH's sole members are Vantage GP and CalPERS.  NMVSH was formed for the purpose of investing in shares of Common Stock and carrying out its investment strategy as further described in Item 6.

CalPERS provides retirement and health benefits to more than 1.5 million public employees, retirees, and their families and more than 2,500 employers.  CalPERS is the nation's largest public pension fund with assets totaling more than $260 billion.  The principal business address of CalPERS is Lincoln Plaza, 400 Q Street, Sacramento, CA 95811.

Mr. Benton is currently employed as the President of Moreno Energy, Inc., a Texas Corporation (“Moreno Energy”).  Moreno Energy is an energy investment company engaged principally in the business of owning direct interests in oil and gas properties and both private and public securities of energy companies.  The principal business address of Moreno Energy is 8818 Stable Crest Blvd., Houston, TX 77024.  Mr. Benton is a citizen of the United States.

Mr. DiDomenico is currently employed as a Managing Director of NMV Advisers and New Mountain Capital.  Mr. DiDomenico is a citizen of the United States.

Mr. Salerno currently serves as a Senior Advisor to New Mountain Capital.  Mr. Salerno is a citizen of the United States.

The principal business address of each of the NMV Entities (other than NMV Offshore, NMV Offshore HoldCo and Mr. Benton) is 787 Seventh Avenue, 49th Floor, New York, NY 10019.  The principal business address of each of NMV Offshore and NMV Offshore HoldCo is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.  Mr. Benton’s principal business address is 919 Milam, Suite 1900 Houston, Texas 77002.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 12, 2009, a copy of which is attached to this Statement as Exhibit 99.1.  Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

(d) - (e). None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following paragraph to the end thereof:

The aggregate purchase price of the 2,311,600 shares of Common Stock owned by NMVC II is $72,422,428. The shares of Common Stock owned by NMVC II were acquired with working capital.

ITEM 4.                      PURPOSE OF TRANSACTION

Item 4 is hereby amended by adding the following paragraph to the end thereof:

On January 2, 2009, NMVC II agreed to be bound by the terms of the Settlement Agreement applicable to the Reporting Persons pursuant to a letter from NMVC II to the Issuer, a copy of which is attached to this Statement as Exhibit 99.2.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 79,124,644 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008, as filed with the Securities and Exchange Commission on November 26, 2008.

As of the close of business on January 6, 2009, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 7,691,391 shares of Common Stock representing, in the aggregate, approximately 9.7% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, Mr. Klinsky may be deemed to beneficially own an aggregate of 7,397,400 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVT, NMV Offshore and NMVSH representing, in the aggregate, approximately 9.3% of the issued and outstanding shares of Common Stock.  Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVT, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVT, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

As of the close of business on January 6, 2009, NMV Advisers may be deemed to beneficially own an aggregate of 4,720,400 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVT and NMV Offshore representing, in the aggregate, approximately 6.0% of the issued and outstanding shares of Common Stock.  NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVT and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVC II, NMVT and NMV Offshore are held by persons other than NMV Advisers.

As of the close of business on January 6, 2009, Vantage GP may be deemed to beneficially own an aggregate of 6,288,700 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVT and NMVSH representing, in the aggregate, approximately 7.9% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVT and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVT and NMVSH are held by persons other than Vantage GP.

As of the close of business on January 6, 2009, NMV Offshore may be deemed to beneficially own an aggregate of 1,108,700 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 1.4% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, (i) NMV may be deemed to beneficially own an aggregate of 464,900 shares of Common Stock, representing approximately 0.6% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 701,000 shares of Common Stock, representing approximately 0.9% of the issued and outstanding shares of Common Stock, (iii) NMVC II may be deemed to beneficially own an aggregate of 2,311,600 shares of Common Stock, representing approximately 2.9% of the issued and outstanding shares of Common Stock, (iv) NMVT may be deemed to beneficially own an aggregate of 134,200 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 1,108,700 shares of Common Stock, representing approximately 1.4% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, NMVSH may be deemed to beneficially own an aggregate of 2,677,000 shares of Common Stock, representing approximately 3.4% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, CalPERS may be deemed to beneficially own an aggregate of 2,965,691 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 3.7% of the issued and outstanding shares of Common Stock.  CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

As of the close of business on January 6, 2009 Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.  These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, Mr. DiDomenico may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on January 6, 2009, Mr. Salerno may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

(b).  Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.  CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 288,691 shares of Common Stock that CalPERS owns directly.  Mr. Benton, Mr. DiDomenico and Mr. Salerno may each be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that they each own directly, and Mr. Benton may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.

(c).  On January 2, 2009: (i) NMV sold 419,700 shares of Common Stock to NMVC II; (ii) NMVC sold 187,700 shares of Common Stock to NMVC II; (iii) NMV Offshore Holdco sold 1,036,900 shares of Common Stock to NMVC II; (iv) NMVT sold 667,300 shares of Common Stock to NMVC II.  All of the purchases by NMVC II were purchased at a purchase price of $31.33 per share. NMVC II purchased an aggregate of 2,311,600 shares of Common Stock.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following paragraph to the end thereof:

The information set forth in Item 4 with respect to the Settlement Agreement is hereby incorporated by reference herein.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated January 12, 2009, by and among the Reporting Persons

99.2	Letter dated January 2, 2009 from NMVC II to the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 2009

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (TEXAS), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

/s/ F. Fox Benton, III
F. Fox Benton, III

/s/ David M. DiDomenico
David M. DiDomenico

/s/ Frederic V. Salerno
Frederic V. Salerno

NMV SPECIAL HOLDINGS, LLC
By:	New Mountain Vantage GP, L.L.C., its managing member
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

California Public Employees' Retirement System
/s/ Eric Baggesen
By:	Eric Baggesen
Title:	Senior Investment Officer